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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 4)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                            R&G FINANCIAL CORPORATION
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                                (name of Issuer)



                              Class B Common Stock
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                         (Title of Class of Securities)



                                    749136107
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                                 (CUSIP Number)



                                 Victor J. Galan
                Chairman of the Board and Chief Executive Officer
                            R&G Financial Corporation
                           280 Jesus T. Pinero Avenue
                           San Juan, Puerto Rico 00918
                                 (787) 758-2424


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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 9, 2001
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 749136107


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         (1)      NAME OF REPORTING PERSON

                  Victor Galan

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         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a) [ ]
                                                                        (b) [X]

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         (3)      SEC USE ONLY

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         (4)      SOURCE OF FUNDS*  Not applicable.

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         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

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         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION        Puerto Rico

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NUMBER OF         (7)      SOLE VOTING POWER                  16,053,056
SHARES            --------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER                0
OWNED BY          --------------------------------------------------------------
EACH              (9)      SOLE DISPOSITIVE POWER             16,053,056
REPORTING         --------------------------------------------------------------
PERSON WITH       (10)     SHARED DISPOSITIVE POWER           0

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         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED         16,053,056
                  BY EACH REPORTING PERSON
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         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]
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         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  52.21%

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         (14)     TYPE OF REPORTING PERSONAL*        IN



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                      * SEE INSTRUCTIONS BEFORE FILING OUT


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         Section 5 of Schedule 13D, as amended, for Mr. Victor Galan is hereby amended in its entirety to read as set forth below. All other sections of the 13D filed by Mr. Galan on August 27, 1996, as amended by filings on June 11, 1998 and July 10, 2001 are incorporated by reference.

Item 5.           Interest in Securities of the Issuer.

         (a) Mr. Galan beneficially owns 16,053,056 shares, par value $.01 per share, of the Issuer's Class A common stock, which may be exchanged for a like number of shares of Class B common stock of the Issuer at Mr. Galan's sole discretion. The Class B common stock of the Issuer is registered under the Securities Exchange Act of 1934, as amended. Mr. Galan's share holdings represent 52.21% of the 30,746,756 outstanding shares of common stock of the Issuer (this amount includes, in addition to Mr. Galan's Class A common stock, 14,693,700 shares of Class B common stock presently outstanding but excludes outstanding options granted by the Issuer to purchase shares of Class B common stock.)

                  The change in Mr. Galan's holdings since the filing of Amendment No.3 to Schedule 13D reflects a sale to Mr. Prats, the Issuer's Vice Chairman of the Board and President, of 180,000 shares of Class B common stock pursuant to an exercise by Mr. Prats of an option granted to him previously by Mr. Galan (described in Amendment No. 3 to the Schedule 13D as the "Prats Option"), and Mr. Galan's conversion of a like amount of his Class A common stock for delivery and sale of the Class B common stock shares to Mr. Prats.

         (b) Mr. Galan has sole voting and dispositive power with respect to 16,053,056 shares of Class A common stock. These shares have not been registered under the Securities Exchange Act of 1934, as amended, but are exchangeable into an equal number of shares of Class B common stock. As the holder of all of the issued and outstanding shares of Class A common stock, Mr. Galan is entitled to two votes per share, while the holders of Class B common stock are entitled to one vote per share. Mr. Galan thus holds 68.6% of the voting power of the aggregate number of the outstanding shares of the Issuer's common stock.

         (c) On November 9, 2001, Mr. Galan converted 180,000 shares of his Class A common stock into shares of Class B common stock which were sold at $4.03 per share to Mr. Prats upon exercise by Mr. Prats of an option with respect thereto.


         (d)      Not applicable.

         (e)      Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:   November 30, 2001.

                                                By: /s/ Victor J. Galan
                                                    ----------------------
                                                         Victor J. Galan


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